UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                       Under Section 12(b) or 12(g) of the
                         Securities Exchange Act of 1934

                           LEXICON UNITED INCORPORATED
                 (Name of Small Business Issuer in its Charter)

                Delaware                                  06-1625312
----------------------------------------         ----------------------------
(State of Incorporation or Organization)    (I.R.S. Employer Identification No.)

1 World Trade Center, 85th Floor, New York, New York             10048
---------------------------------------------------------  ---------------------
     (Address of Principal Executive Offices)                  (Zip code)

                                 (212) 829-0905
                           --------------------------
                           (Issuer's Telephone Number)

                                  With Copy To:
                              Michael Grundei, Esq.
                                Wiggin & Dana LLP
                              301 Tresser Boulevard
                           Stamford, Connecticut 06901
                                 (203) 363-7600

                   Securities to be registered under Section
                               12(b) of the Act:

          Title of Each Class              Name of Each Exchange on Which
          to be so Registered              Each Class is to be Registered
        -------------------             ------------------------------
                 None                                   None

           Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.001 Par Value




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                                TABLE OF CONTENTS

                                     PART I

ITEM 1.      DESCRIPTION OF BUSINESS

ITEM 2.      PLAN OF OPERATION

ITEM 3.      DESCRIPTION OF PROPERTY

ITEM 4.      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

ITEM 5.      DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

ITEM 6.      EXECUTIVE COMPENSATION

ITEM 7.      CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

ITEM 8.      DESCRIPTION OF SECURITIES

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

ITEM 2.      LEGAL PROCEEDINGS

ITEM 3.      CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS

ITEM 4.      RECENT SALES OF UNREGISTERED SECURITIES

ITEM 5.      INDEMNIFICATION OF DIRECTORS AND OFFICERS

                                    PART F/S

ITEM 1.      FINANCIAL STATEMENTS AND EXHIBITS

                                    PART III

ITEM 1.   INDEX TO EXHIBITS


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                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

         Lexicon United Incorporated was incorporated on July 17, 2001 under the laws of the State of Delaware to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. Lexicon filed an Application for Authority to do business in the State of New York on July 24, 2001. Lexicon has been in the development stage since its inception and has no operations to date other than issuing 7,000,000 shares of common stock, in the aggregate, to Lexicon's three founding stockholders.

         Lexicon will attempt to locate and negotiate with a business entity for the combination of that target company with Lexicon. The combination will most likely take the form of a merger, stock-for-stock exchange or stock-for-assets exchange. In most instances the target company will wish to structure the business combination to be within the definition of a tax-free reorganization under Section 351 or Section 368 of the Internal Revenue Code of 1986, as amended.

         We cannot give any assurances that we will be successful in locating or negotiating with any target company.

         We were formed to provide a method for a foreign or domestic private company to become a reporting ("public") company with a class of registered securities.

         Our principal executive office is currently located at 1 World Trade Center, 85th Floor, New York, New York 10048. The telephone number at our principal executive office is (212) 829-0905. The facsimile number is (212) 829-0963.

Benefits of Reporting Company Status

         There are certain perceived benefits to being a reporting company. These are commonly thought to include the following:

         o        increased visibility in the financial community;

         o provision of information required under Rule 144 for trading of eligible securities;

         o compliance with a requirement for admission to quotation on the OTC Bulletin Board maintained by Nasdaq or on the Nasdaq SmallCap Market;

         o        the facilitation of borrowing from financial institutions;

         o        improved trading efficiency;

         o        stockholder liquidity;

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         o        greater ease in subsequently raising capital;

         o compensation of key employees through stock options for which there may be a market valuation; and

         o        enhanced corporate image.

Disadvantages of Reporting Company Status

         There are also certain perceived disadvantages to being a reporting company. These are commonly thought to include the following:

         o        requirement   to  prepare  and  disclose   audited   financial
                  statements;

         o        required publication of corporate information;

         o        required  filings of periodic  and  episodic  reports with the
                  Securities  and  Exchange   Commission  and  additional  costs
                  related to these filings;

         o        increased rules and regulations governing management; and

         o        increased  corporate   activities  and  stockholder   relation
                  issues.

Comparison With Initial Public Offering

         Certain  private  companies  may  find  a  business   combination  more
attractive than an initial public offering of their securities. Reasons for this may include the following:

         o        inability to obtain an underwriter;

         o possible higher costs, fees and expenses related to an initial public offering;

         o        possible delays in the public offering process; and

         o greater dilution of their outstanding securities in the case of an initial public offering.

         Certain  private  companies  may  find  a  business   combination  less
attractive than an initial public offering of their securities. Reasons for this may include the following:

         o no investment capital raised through a business combination, and

         o        no underwriter support of after-market trading.

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Potential Target Companies

         A business entity, if any, which may be interested in a business combination with Lexicon may include the following:

         o a company whose primary purpose in becoming a public company is the use of its securities for the acquisition of assets or businesses;

         o a company which is unable to find an underwriter of its securities or is unable to find an underwriter of its securities on terms acceptable to it;

         o a company that wishes to become public with less dilution of its common stock than would occur in an underwritten public offering;

         o a company that believes it will be able to obtain investment capital on more favorable terms after it has become public;

         o a foreign company that desires to enter into the United States securities market; or

         o a company seeking one or more of the other perceived benefits of becoming a public company.

         A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of Lexicon, and the substitution by the target company of its own management and board of directors for our existing management team and board of directors.

         We cannot assure you that we will be able to enter into a business combination, as to the terms of any business combination, or as to the nature of the target company.

         The proposed business activities of Lexicon as described in this registration statement classify Lexicon as a "blank check" company. A "blank check" company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. The Securities and Exchange Commission and some states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. These rules and regulations may hinder Lexicon's ability to issue securities and create a public market in Lexicon's stock until Lexicon is able to successfully implement its business plan and it is no longer classified as a blank check company.

         The Securities and Exchange Commission has issued an interpretive letter to the NASD which states in part that promoters or affiliates of a blank check company and their transferees would act as "Underwriters" under the Securities Act of 1933 when reselling the securities of a blank check company. The letter also states that the securities can only be resold through a registered offering despite technical compliance with Rule 144. The Securities and Exchange Commission also takes the position that with regard to the securities of blank check companies acquired by non-affiliates that these securities may not be sold under Rule 144. Rather their subsequent resale must be registered. As a result of the foregoing, our stockholders will not be able to rely on the provisions of Rule 144.

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

         No trading market in our securities presently exists. In light of the restrictions concerning shell companies contained in many state blue sky laws and regulations, it is not likely that a trading market will be created in our securities until a successful business combination occurs with a target company. Furthermore, we cannot give you any assurance that subsequent to a business combination a trading market in our securities will develop. We presently have 7,000,000 shares of Common Stock outstanding, all of which are deemed to be "restricted securities", as that term is defined under Rule 144 promulgated under the Securities Act, in that these shares were issued in private transactions not involving a public offering. Based on the Commission's current position regarding shares issued in blank check companies, these shares will not be available for sale on the basis of Rule 144 even after a period of one year has elapsed since their issue date.

         We cannot estimate the time that it will take to effectuate a business combination. It could be time consuming; possibly in excess of many months or years. Additionally, no assurance can be made that we will be able to effectuate a business combination on favorable terms. We might identify and effectuate a business combination with a target company that proves to be unsuccessful for any number of reasons. If this occurs, Lexicon and our stockholders might not realize any type of profit.

         Lexicon is voluntarily filing this registration statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934. Lexicon intends to voluntarily continue to file all reports required of it under the Exchange Act until a business combination has occurred. A business combination would normally result in a change in control and management of Lexicon. Since the primary benefit of a business combination with Lexicon would probably be its status as a reporting company, it is anticipated that Lexicon would continue to file reports under the Exchange Act following a business combination. We cannot assure you that this will occur or, if it does occur, for how long.

         Jeffrey G. Nunez is the President and Treasurer of Lexicon and a member of Lexicon's Board of Directors. Elie Saltoun is the Vice President and Secretary of Lexicon and a member of Lexicon's Board of Directors. Ronald C.H. Lui is Lexicon's Assistant Treasurer. Other than Messrs. Nunez, Saltoun and Lui, Lexicon does not have any officers or directors. Lexicon has no employees nor are there any persons other than Messrs. Nunez, Saltoun and Lui who devote any of their time to Lexicon's affairs. References in this registration statement to management of Lexicon are intended to be reference only to Messrs. Nunez and Saltoun and not to Mr. Lui. The inability at any time of Messrs. Nunez and Saltoun to devote sufficient attention to Lexicon could have a material adverse impact on its operations.

         Lexicon does not have any employees.

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

Risk Factors

         Lexicon's business is subject to numerous substantial risk factors, including the following:

         Lexicon Has No Operating History Nor Revenue and Only Minimal Assets. Lexicon has had no operating history nor any revenues or earnings from operations. It has no significant assets or financial resources. Lexicon has operated at a loss to date and will, in all likelihood, continue to sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. See PART F/S: "FINANCIAL STATEMENTS". Lexicon intends to use the $70,000 that it has raised from the issuance of 7,000,000 shares of its common stock to its initial three stockholders to pay expenses incurred by Lexicon until a business combination can be effected. There is no assurance that these funds will be sufficient capital to cover Lexicon's operating expenses until a business combination can be effected and there can be no assurance that a business combination will be effected or that Lexicon will ever be profitable.

         Lexicon's Management Consists only of Two Individuals. Lexicon's President and Treasurer is Jeffrey G. Nunez and its Vice President and Secretary is Elie Saltoun. Mr. Nunez and Mr. Saltoun are also Lexicon's only two directors. Because management consists of only two people, Lexicon does not benefit from multiple judgments that a greater number of directors or officers would provide and Lexicon will rely completely on the judgment of these two individuals when selecting a target company. The decision to enter into a business combination will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if Lexicon had more funds available to it, would be desirable. Messrs. Nunez and Saltoun anticipate devoting only a limited amount of time per month to the business of Lexicon. Neither Mr. Nunez nor Mr. Saltoun have entered into a written employment agreement with Lexicon nor are they expected to do so. Lexicon has not obtained key man life insurance on the lives of either Mr. Nunez or Mr. Saltoun. The loss of the services of Mr. Nunez or Mr. Saltoun would adversely affect development of Lexicon's business and its likelihood of continuing operations.

         Conflicts of Interest. Messrs. Nunez and Saltoun, Lexicon's only executive officers and directors, participate in other business ventures which may compete directly with Lexicon. Additional conflicts of interest and non-arms length transactions may also arise in the future. The terms of a business combination may include terms like Messrs. Nunez and/or Saltoun remaining a director or officer of the company after the business combination. The terms of a business combination may provide for a payment by cash or otherwise to Messrs. Nunez and/or Saltoun for the purchase or retirement of all or part of their Lexicon common stock by a target company or for services rendered incident to or following a business combination. Messrs. Nunez and Saltoun would directly benefit from this type of employment or payment. These benefits may influence Messrs. Nunez and Saltoun's choice of a target company. The Certificate of Incorporation of the Lexicon provides that Lexicon may indemnify its officers and/or directors for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of Lexicon could be used or attached to satisfy any liabilities subject to this indemnification. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS--Conflicts of Interest."

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

         The Proposed Operations of Lexicon are Speculative. The success of Lexicon's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While business combinations with entities having established operating histories are preferred, there can be no assurance that Lexicon will be successful in locating candidates meeting these criteria. If Lexicon completes a business combination, the success of Lexicon's operations will be dependent upon management of the target company and numerous other factors beyond Lexicon's control. There is no assurance that Lexicon can identify a target company and consummate a business combination.

         Risks Relating to the Purchase of Penny Stock. If a public market develops for Lexicon's securities before or after a business combination, the securities may be classified as a penny stock depending upon their market price and the manner in which they are traded. The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to Lexicon, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share whose securities are admitted to quotation but do not trade on the Nasdaq SmallCap Market or on a national securities exchange. For any transaction involving a penny stock, unless exempt, the rules require delivery of a document to investors stating the risks, special suitability inquiry, regular reporting and other requirements. Prices for penny stocks are often not available and investors are often unable to sell this stock. Thus an investor may lose his investment in a penny stock and consequently should be cautious of any purchase of penny stocks.

         There is a Scarcity of and Competition for Business Opportunities and Combinations. Lexicon is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for Lexicon. Nearly all of these competitors have significantly greater financial resources, technical expertise and managerial capabilities than Lexicon and, consequently, Lexicon will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, Lexicon will also compete with numerous other small public companies in seeking merger or acquisition candidates.

         There is No Agreement for a Business Combination and No Minimum Requirements for a Business Combination. Lexicon has no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity. There can be no assurance that Lexicon will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. No particular industry or specific business within an industry has been selected as a target company. Lexicon has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which Lexicon would not consider a business combination with the business entity. Accordingly, Lexicon may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics. There is no assurance that Lexicon will be able to negotiate a business combination on terms favorable to Lexicon.

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

         Reporting Requirements May Delay or Preclude Acquisition. Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, Lexicon is required to provide information about significant acquisitions including audited financial statements of the acquired company. These audited financial statements must be furnished within 75 days following the effective date of a business combination. Obtaining audited financial statements are the economic responsibility of the target company. The additional time and costs that may be incurred by some potential target companies to prepare these financial statements may significantly delay or essentially preclude the consummation of an otherwise desirable acquisition by Lexicon. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Notwithstanding a target company's agreement to obtain audited financial statements within the required time frame, the audited financials may not be available to Lexicon at the time of effecting a business combination. In cases where audited financials are unavailable, Lexicon will have to rely upon unaudited information that has not been verified by outside auditors in making its decision to engage in a transaction with the business entity. This risk increases the prospect that a business combination with this type of business entity might prove to be an unfavorable one for Lexicon.

         Lack of Market Research or Marketing Organization. Lexicon has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by Lexicon. Even if demand exists for a transaction of the type contemplated by Lexicon, there is no assurance Lexicon will be successful in completing a business combination.

         Regulation Under the Investment Company Act. If Lexicon engages in business combinations which result in it holding passive investment interests in a number of entities, Lexicon could be subject to regulation under the Investment Company Act of 1940. If this happens Lexicon would be required to register as an investment company and could be expected to incur significant registration and compliance costs. Lexicon has not obtained a formal determination from the Securities and Exchange Commission as to its status under the Investment Company Act of 1940 and, consequently, any violation of that Act could subject Lexicon to material adverse consequences.

         Probable Change in Control and Management. A business combination involving the issuance of Lexicon's common stock will, in all likelihood, result in stockholders of a target company obtaining a controlling interest in Lexicon. The resulting change in control of Lexicon will likely result in removal of the present officers and directors of Lexicon and a corresponding reduction in or elimination of their participation in the future affairs of Lexicon.

         Possible Dilution of Value of Shares Upon Business Combination. A business combination normally will involve the issuance of a significant number of additional shares. Depending upon the value of the assets acquired in a business combination, the per share value of Lexicon's common stock may increase or decrease, perhaps significantly.

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

         Taxation. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination Lexicon may undertake. Currently, a business combination may be structured so as to result in tax-free treatment to both companies pursuant to various federal and state tax provisions. Lexicon intends to structure any business combination so as to minimize the federal and state tax consequences to both Lexicon and the target company; however, there can be no assurance that a business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

ITEM 2.  PLAN OF OPERATION.

Search For Target Company

         Lexicon intends to enter into a business combination with a target company in exchange for Lexicon's securities. Lexicon has not engaged in any negotiations with any specific entity regarding the possibility of a business combination with Lexicon. Messrs. Nunez and Saltoun, our management team, have orally agreed to supervise the search for target companies as potential candidates for a business combination. Messrs. Nunez and Saltoun or their respective affiliates may provide assistance to target companies incident to and following a business combination, and receive payment for assistance from a target company.

         Management anticipates that it may enter into agreements with other consultants to assist it in locating a target company and may issue shares of Lexicon's stock or grant options to purchase Lexicon stock to these referring consultants and may make payment to these consultants from cash held by Lexicon. There is no minimum or maximum amount of stock, options, or cash that Lexicon may grant or pay to these consultants.

         Management anticipates that it may seek to locate a target company through solicitation. Solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. No estimate can be made as to the number of persons who may be contacted or solicited. To date management has not utilized solicitation, does not anticipate that it will do so, and expects to rely on referrals from consultants in the business and financial communities for referrals of potential target companies.

         Management believes that the $70,000 that it has raised from the issuance of 7,000,000 shares of common stock to its initial three stockholders will be sufficient to satisfy Lexicon's cash requirements for the next twelve months. Lexicon may, however, seek to raise additional funds in order to magnify its efforts to attract a suitable target company.

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Management of the Company

         Lexicon has no full time employees. Jeffrey G. Nunez is the President and the Treasurer of Lexicon and Elie Saltoun is the Vice President and Secretary of Lexicon. Ronald C.H. Lui is the Assistant Treasurer. Messrs. Nunez and Saltoun are Lexicon's only directors. Messrs. Nunez and Saltoun have agreed to allocate a limited portion of their time to the activities of Lexicon after the effective date of the registration statement without compensation. Potential conflicts may arise with respect to the limited time commitment by Messrs. Nunez and Saltoun.

         The amount of time spent by management on the activities of Lexicon is not predictable. Such time may vary widely from an extensive amount when reviewing a target company and effecting a business combination to an essentially quiet time when activities of management focus elsewhere, or some amount in between. It is impossible to predict with any precision the exact amount of time Messrs. Nunez and Saltoun will actually be required to spend to locate a suitable target company. Messrs. Nunez and Saltoun estimate that Lexicon's business plan can be implemented by devoting approximately 10 to 25 hours per month over the course of several months but this figure cannot be stated with precision.

General Business Plan

         Lexicon's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the perceived advantages of a corporation that has a class of securities registered under the Exchange Act. Lexicon will not restrict its search to any specific business, industry, or geographical location and Lexicon may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because it has nominal assets and limited financial resources. See PART F/S, "FINANCIAL STATEMENTS." This lack of diversification should be considered a substantial risk to the stockholders of Lexicon because it will not permit Lexicon to offset potential losses from one venture against gains from another.

         Lexicon may seek a business opportunity with entities that have recently commenced operations, or which entities that want to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes.

         Lexicon anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a reporting corporation. These perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for stockholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of these business opportunities difficult and complex.

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         Lexicon currently has no significant capital with which to provide the owners of business entities with any cash or other assets. However, management believes Lexicon will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a reporting company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a business combination for the owners of a target company.

         The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of Lexicon, who are not professional business analysts. In analyzing prospective business opportunities, management may consider matters like the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of Lexicon; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of Lexicon's virtually unlimited discretion to search for and enter into potential business opportunities.

         Lexicon is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is Lexicon's duty to file audited financial statements as part of or within 60 days following the due date for filing its Form 8-K which is required to be filed with the Securities and Exchange Commission within 15 days following the completion of the business combination. Lexicon intends to acquire or merge with a company for which audited financial statements are available or for which it believes audited financial statements can be obtained within the required period of time. Lexicon may reserve the right in the documents for the business combination to void the transaction if the audited financial statements are not timely available or if the audited financial statements provided do not conform to the representations made by the target company.

         Lexicon will not restrict its search for any specific kind of business entities, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which Lexicon may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which Lexicon may offer.

         Following a business combination Lexicon may benefit from the services of others in regard to accounting, legal services, underwritings and corporate public relations. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.

         A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to Lexicon only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.

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Terms of a Business Combination

         In implementing a structure for a particular business combination, Lexicon may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. On the consummation of a transaction, it is likely that the present management and stockholders of Lexicon will no longer be in control of Lexicon. In addition, it is likely that Lexicon's officers and directors will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors.

         It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, Lexicon may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, it will be undertaken by the surviving entity after Lexicon has entered into an agreement for a business combination or has consummated a business combination and Lexicon is no longer considered a blank check company. The issuance of additional securities and their potential sale into any trading market which may develop in Lexicon's securities may depress the market value of Lexicon's securities in the future if such a market develops, of which there is no assurance.

         While the terms of a business transaction to which Lexicon may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a tax-free reorganization under Sections 351 or 368 of the Internal Revenue of 1986, as amended.

         With respect to negotiations with a target company, management expects to focus on the percentage of Lexicon which target company stockholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, Lexicon's stockholders will in all likelihood hold a substantially lesser percentage ownership interest in Lexicon following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event Lexicon acquires a target company with substantial assets. Any merger or acquisition effected by Lexicon can be expected to have a significant dilutive effect on the percentage of shares held by Lexicon's stockholders at such time.

         Lexicon will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of these agreements cannot be predicted, generally these agreements will require the parties to the agreements to make representations and warranties, will specify events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms.

         Lexicon does not anticipate expending significant funds locating a target company. Management will provide services without charge or repayment by Lexicon after the effective date of this registration statement. Lexicon will not borrow any funds to make any payments to management, its affiliates or associates. If management stops or becomes unable to continue to provide services, Lexicon may not be able to timely make its periodic reports required under the Securities Exchange Act of 1934 nor to continue to search for an acquisition target. In such event, Lexicon would seek alternative sources of funds or services, primarily through the issuance of its securities.

Undertakings and Understandings Required of Target Companies

         As part of a business combination agreement, Lexicon intends to obtain certain representations, warranties and covenants from a target company as to its conduct following the business combination. These representations, warranties and covenants may include (i) the agreement of the target company to make all necessary filings and to take all other steps necessary to remain a reporting company under the Exchange Act, (ii) imposing certain restrictions on the timing and amount of the issuance of additional free-trading stock, including stock registered on Form S-8 or issued pursuant to Regulation S and
(iii) giving assurances of ongoing compliance with the Securities Act, the Exchange Act, the General Rules and Regulations of the Securities and Exchange Commission, and other applicable laws, rules and regulations.

         A prospective target company should be aware that the market price and volume of its securities, when and if listed for secondary trading, may depend in great measure upon the willingness and efforts of successor management to encourage interest in Lexicon within the United States financial community. Lexicon does not have the market support of an underwriter that would normally follow a public offering of its securities. Initial market makers are likely to simply post bid and asked prices and are unlikely to take positions in Lexicon's securities for their own account or customers without active encouragement and a basis for doing so. In addition, certain market makers may take short positions in Lexicon's securities, which may result in a significant pressure on their market price. Lexicon may consider the ability and commitment of a target company to actively encourage interest in its securities following a business combination in deciding whether to enter into a transaction with such company.

         A business combination with Lexicon separates the process of becoming a public company from the raising of investment capital. As a result, unless Lexicon raises substantial capital prior to a business combination, a business combination with Lexicon normally will not be a beneficial transaction for a target company whose primary reason for becoming a public company is the immediate infusion of capital. Lexicon may require assurances from the target company that it has or that it has a reasonable belief that it will have sufficient sources of capital to continue operations following the business combination. However, it is possible that a target company may give such assurances in error, or that the basis for such belief may change as a result of circumstances beyond the control of the target company.

         Prior to completion of a business combination, Lexicon will generally require that it be provided with written materials regarding the target company containing items like a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or related rights; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 75 days following completion of a business combination; and other information deemed relevant.

Competition

         Lexicon will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than Lexicon. In view of Lexicon's combined extremely limited financial resources and limited management availability, Lexicon will continue to be at a significant competitive disadvantage compared to Lexicon's competitors.

ITEM 3.  DESCRIPTION OF PROPERTY.

         Lexicon has no properties and at this time has no agreements to acquire any properties. Lexicon currently uses the offices of Jeffrey G. Nunez, Lexicon's President and director, at no cost to Lexicon. Mr. Nunez has orally agreed to continue this arrangement until Lexicon completes an acquisition or merger.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT.

         The following table sets forth each person known by Lexicon to be the beneficial owner of five percent or more of Lexicon's common stock, all directors individually and all directors and officers of Lexicon as a group. Each person named below has sole voting and investment power with respect to the shares shown.


Name and Address of                           Amount of Benefical Ownership                  Percentage
Beneficial Owner                                                                              of Class

C. H. Ventures, Inc.                                    4,000,000                                57%
1 World Trade Center, 85th Floor
New York, NY 10048

Elie Saltoun                                            2,000,000                                29%
1 World Trade Center, 85th Floor
New York, NY 10048

Jeffrey G. Nunez                                        1,000,000                                14%
1 World Trade Center, 85th Floor
New York, NY 10048

All Executive Officers and Directors as a               3,000,000                                43%
Group (2 People)


ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS.

         Set forth below is the name of the directors and officers of Lexicon, their ages, all positions and offices that they hold with Lexicon, the period during which they have served as such, and the business experience during at least the last five years.

Name                       Age   Positions Held                                  Experience

Jeffrey G. Nunez           41    President, Treasurer  From September 2000 to present, Jeffrey G. Nunez has served
                                 and Director since    as the Senior Director of Investments and Operations at
                                 inception             Chicago Investment Group, Inc.  Mr. Nunez is also the owner of Broad Street Capital, Inc.  Through Broad Street Capital,
                                                       Mr. Nunez opened up the office of supervisory jurisdiction of
                                                       Chicago Investment Group.  From October 1995 to January 1997,
                                                       Mr. Nunez worked at Commonwealth Associates, Inc. as the
                                                       Senior Vice President of Investments.  From January 1997 to
                                                       August 1999, Mr. Nunez worked at Fordham Financial
                                                       Management, Inc. as the Senior Vice President of
                                                       Investments.  From August 1999 to September 2000, Mr. Nunez,
                                                       served as the Senior Vice President of Investments for
                                                       Providential Securities Inc. and through Broad Street
                                                       Capital, Mr. Nunez opened the office of supervisory
                                                       jurisdiction for Providential.
Elie Saltoun               60    Vice President,       Elie Saltoun is a director of, and was (until April 2, 2001)
                                 Secretary and         the Chief Executive Officer and President of, Minghua Group
                                 Director since        International Holdings Limited (formerly, PanAgra
                                 inception             International Corporation).  He has been an entrepreneur and private investor since 1972.  Mr. Saltoun is a Managing
                                                       Director of First Pacific Capital Ltd., and has extensive
                                                       experience in Brazil and the Middle East in export
                                                       securitization, cross currency transactions, and pre-export financing transactions essential to commodities production and distribution.



         There are no agreements or understandings for the officers or directors to resign at the request of another person and the above-named officers and directors are not acting on behalf of nor will they act at the direction of any other person.

Recent Blank Check Companies

         Management is currently involved with other existing blank check companies, and is creating additional similar companies. Jeffrey G. Nunez is a director of Web Pay Per View Inc. and Elie Saltoun is an affiliate (by virtue of his greater than 10% ownership interest) of Easton, Inc. Both of these companies are development stage blank check companies who have business plans that are to seek out acquisition candidates. Elie Saltoun used to be the president and director of PanAgra International Corporation (which recently changed its name to Minghua Group International Holdings Limited). Minghua Group International Holdings Limited is a reporting shell company that recently acquired MingHua Group International Holding (Hong Kong) Limited and is now in the business of developing and manufacturing hybrid vehicles powered by a combination of a combustion diesel engine and an electric power system. Mr. Saltoun remains a director of Minghua Group International Holdings but is no longer an officer of that Company.

         The initial business purpose of each of these companies was or is to engage in a business combination with an unidentified company or companies and each were or will be classified as a blank check company until completion of a business combination.

         Generally target companies will be located for Lexicon and other identical blank check companies in a chronological order of the date of formation of such blank check companies or, in the case of blank check companies formed on the same date, alphabetically.

         However, certain blank check companies may differ from Lexicon in certain items such as place of incorporation, number of shares and stockholders, working capital, types of authorized securities, preference of a certain blank check company name by management of the target company, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after Lexicon. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation.

Conflicts of Interest

         Jeffrey G. Nunez and Elie Saltoun, Lexicon's management team, have organized and expect to organize other companies of a similar nature and with a similar purpose as Lexicon. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of Lexicon. In addition, insofar as Messrs. Nunez and Saltoun are engaged in other business activities, they may devote only a portion of their time to Lexicon's affairs.

         A conflict may arise if another blank check company with which Messrs. Nunez or Saltoun are affiliated also actively seeks a target company. It is anticipated that target companies will be located for Lexicon and other blank check companies in chronological order of the date of formation of such blank check companies or, in the case of blank check companies formed on the same date, alphabetically. However, other blank check companies may differ from Lexicon in items like place of incorporation, number of shares and stockholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a blank check company formed after Lexicon. In that instance, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation.

         Messrs. Nunez and Saltoun intend to devote as much time to the activities of Lexicon as required. However, should such a conflict arise, there is no assurance that Messrs. Nunez or Saltoun would not attend to other matters prior to those of Lexicon. Messrs. Nunez and Saltoun estimate that the business plan of Lexicon can be implemented in theory by devoting approximately 10 to 25 hours per month over the course of several months but such figure cannot be stated with precision.

         Messrs. Nunez and Saltoun own in the aggregate 3,000,000 shares of Lexicon's common stock constituting 43% of the outstanding capital stock of Lexicon. At the time of a business combination, some or all of the shares of common stock owned by Messrs. Nunez and Saltoun may be purchased by the target company or redeemed by Lexicon. The amount of common stock sold or that will be owned by Messrs. Nunez and Saltoun after a business combination cannot be determined at this time.

         The terms of a business combination may include such terms as Messrs. Nunez and/or Saltoun remaining a director or officer of the company. The terms of a business combination may provide for a payment by cash or otherwise to Messrs. Nunez and/or Saltoun for the purchase or retirement of all or part of their common stock or for services rendered incident to or following a business combination. Messrs. Nunez and Saltoun would directly benefit from such employment or payment. Such benefits may influence their choice of a target company.

         There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of Lexicon could result in liability of management to Lexicon.

ITEM 6.  EXECUTIVE COMPENSATION.

         Lexicon's officers and directors do not receive any compensation for the services rendered to Lexicon, have not received compensation in the past, and are not accruing any compensation pursuant to any agreement with Lexicon. However, the officers and directors of Lexicon anticipate receiving benefits as a beneficial stockholder of Lexicon. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS -Conflicts of Interest".

         No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by Lexicon for the benefit of Lexicon employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         Lexicon has issued a total of 7,000,000 shares of common stock to the following persons for a total of $70,000 in cash:

Name                                Number of            Consideration
                                  Total Shares

Jeffrey G. Nunez                    1,000,000               $10,000

Elie Saltoun                        2,000,000               $20,000

C. H. Ventures, Inc.                4,000,000               $40,000


         Messrs. Nunez and Saltoun are directors and officers of Lexicon.

ITEM 8.  DESCRIPTION OF SECURITIES.

         The authorized capital stock of Lexicon consists of 40,000,000 shares of common stock, par value $.001 per share, of which there are 7,000,000 issued and outstanding and 10,000,000 shares of preferred stock, par value $.001 per share, of which none have been designated or issued. The following statements relating to the capital stock set forth the material terms of these Lexicon securities; however, reference is made to the more detailed provisions of, and these statements are qualified in their entirety by reference to, the Certificate of Incorporation and the Bylaws, copies of which are filed as exhibits to this registration statement.

Common Stock

         Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of Lexicon, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities and preferential payments, if any, to holders of preferred stock. All of the outstanding shares of common stock are fully paid and non-assessable.

         Holders of common stock have no preemptive rights to purchase Lexicon's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

Preferred Stock

         The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Delaware, to establish from time to time the number of shares to be included in each of these series, and to fix the designation, powers, preferences and rights of the shares of each of these series and the qualifications, limitations or restrictions applicable to each series without any further vote or action by the stockholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Lexicon without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, Lexicon has no plans to issue any preferred stock nor adopt any series, preferences or other classification of preferred stock.

         The issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block a business combination transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of Lexicon, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange rules. Lexicon has no present plans to issue any preferred stock.

Dividends

         Dividends, if any, will be contingent upon Lexicon's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of Lexicon's Board of Directors. Lexicon presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

Trading of Securities in Secondary Market

         The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, Lexicon will be required to, and will, file reports under Section 13 of the Exchange Act. As a result, sales of Lexicon's common stock in the secondary market by the holders common stock may then be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker) without qualification under state securities acts.

         Although the creation of a market in Lexicon's common stock may not be possible, if at all, until after a business combination is effected, management may attempt to cause Lexicon's common stock to trade on the Over-the-Counter Bulleting Board or in the "pink sheets". Also, after a business combination, management of Lexicon may desire that the common stock of Lexicon trade on one or more United States securities markets.

         In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least

         (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000;

         (ii) public float of 1,000,000 shares with a market value of $5,000,000;

         (iii)    a bid price of $4.00;

         (iv)     three market makers;

         (v)      300 stockholders; and

         (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization.

         For continued listing on the NASDAQ SmallCap Market, a company must have at least

         (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000;

         (ii) a public float of 500,000 shares with a market value of $1,000,000;

         (iii)    a bid price of $1.00;

         (iv)     two market makers; and

         (v)      300 stockholders.

         If, Lexicon does not meet the qualifications for listing on the NASDAQ SmallCap Market, it may apply for quotation of its securities on the OTC Bulletin Board. In certain cases Lexicon may elect to have its securities initially quoted in the "pink sheets" published by the National Quotation Bureau, Inc.

         To have its securities quoted on the OTC Bulletin Board a company must:

         (i) be a company that reports its current financial information to the Securities and Exchange Commission, banking regulators or insurance regulators; and

         (ii) have at least one market maker who completes and files a Form 211 with NASD Regulation, Inc.

         The OTC Bulletin Board is a dealer-driven quotation service. Unlike the NASDAQ Stock Market, companies cannot directly apply to be quoted on the OTC Bulletin Board, only market makers can initiate quotes, and quoted companies do not have to meet any quantitative financial requirements. Any equity security of a reporting company not listed on the NASDAQ Stock Market or on a national securities exchange is eligible.

Transfer Agent

         It is anticipated that American Stock Transfer and Trust Company of New York, New York will act as transfer agent and registrar for the common stock of Lexicon.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS.

         (A) MARKET PRICE. There is no trading market for Lexicon's common stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

         The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to Lexicon, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to specified exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

         * that a broker or dealer approve a person's account for transactions in penny stocks and

         * the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

         In order to approve a person's account for transactions in penny stocks, the broker or dealer must

         * obtain financial information and investment experience and objectives of the person; and

         * make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

         The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, specifies

         * the basis on which the broker or dealer made the suitability determination; and

         * that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

         Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

         (B) HOLDERS. Lexicon has issued an aggregate of 7,000,000 shares of its common stock to three persons. The issued and outstanding shares of Lexicon's common stock were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated under the Securities Act.

         (C) DIVIDENDS. Lexicon has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2.  LEGAL PROCEEDINGS.

         There is no pending litigation by or against Lexicon.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         Lexicon has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         There have been no recent sales of Lexicon's securities. As noted above, in connection with organizing Lexicon, on July 17, 2001, Lexicon issued a total of 7,000,000 unregistered shares of common stock at a value of $.001 per share to Jeffrey G. Nunez, Elies Saltoun and C. H. Ventures, Inc. for an aggregate cash payment of $70,000. Lexicon relied upon Section 4(2) of the Securities Act of 1933 in issuing this stock.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. Lexicon's Certificate of Incorporation contains such a provision.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling Lexicon pursuant to the foregoing provisions, it is the opinion of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the act and is therefore unenforceable.

                                    PART F/S

FINANCIAL STATEMENTS.

         Set forth below are the audited financial statements for Lexicon for the period from inception (July 17, 2001) to July 31, 2001. The following financial statements are attached to this report and filed as a part of this report.

                           LEXICON UNITED INCORPORATED
                          (A Development Stage Company)

                          AUDITED FINANCIAL STATEMENTS

                                  July 31, 2001

                            -------------------------

                                      INDEX

Description                                                                                          Page Number

Independent Auditor's Report                                                                             F-1

Balance Sheet as of July 31, 2001                                                                        F-2

Statement of Operations (Deficit) for the Period from                                                    F-3
July 17, 2001 (Inception) through July 31, 2001

Statement of Changes in Stockholders' Deficiency for the Period from July 17, 2001 (Inception)           F-4
through July 31, 2001

Statement of Cash Flows for the Period from July 17, 2001 (Inception) through July 31, 2001              F-5

Notes to Financial Statements                                                                            F-6



                          INDEPENDENT AUDITORS' REPORT


Board of Directors and Stockholders
LEXICON UNITED INCORPORATED
  (A Development Stage Company)
Commack, New York


We have audited the accompanying balance sheet of Lexicon United Incorporated (A Development Stage Company) as of July 31, 2001 and the related statements of operations, changes in stockholders' deficiency and cash flows for the period July 17, 2001 (date of inception) to July 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit proved a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all its material respects, the financial position of Lexicon United Incorporated, as of July 31, 2001 and the results of operations and its cash flows for the period July 17, 2001(date of inception) to July 31, 2001, in conformity with generally accepted accounting principles.


/s/ LIVINGSTON, WACHTELL & CO., LLP

New York, New York
August 8, 2001

                           LEXICON UNITED INCORPORATED
                          (A DEVELOPMENT STAGE COMPANY)

                                  BALANCE SHEET

                                  JULY 31, 2001





                                     ASSETS



CURRENT ASSETS

      Cash                                                                                                $    70,000
                                                                                                          -----------

              TOTAL ASSETS                                                                                $    70,000
                                                                                                          ===========



                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES:

      Accrued Expenses                                                                                    $     4,806
                                                                                                          -----------

              TOTAL LIABILITIES                                                                                 4,806
                                                                                                          -----------

STOCKHOLDERS' DEFICIENCY

      Preferred stock - $.001 par value, 10,000,000 Shares Authorized, -0-
          Shares Issued and Outstanding
      Common Stock - $ .001 Par Value,                                                                          -
          40,000,000 Shares Authorized,
          7,000,000 Shares Issued and
          Outstanding at July 31, 2001                                                                          7,000
      Additional Paid-in Capital                                                                               63,000
      Deficit Accumulated During the Development Stage                                                         (4,806)
                                                                                                          -----------

              TOTAL STOCKHOLDERS' DEFICIENCY                                                                   65,194
                                                                                                          -----------

              TOTAL LIABILITIES AND STOCKHOLDERS'
                 DEFICIENCY                                                                               $    70,000
                                                                                                          ===========




                           LEXICON UNITED INCORPORATED
                          (A DEVELOPMENT STAGE COMPANY)

                             STATEMENT OF OPERATION

                          FOR THE PERIOD JULY 17, 2001
                      (DATE OF INCEPTION) TO JULY 31, 2001








INCOME

COST AND EXPENSES                                                                              $           -
   General and Administrative Expenses:
     Legal Fees                                                                                        3,306
     Accounting Fees                                                                                   1,500
                                                                                               -------------

Total Cost and Expenses                                                                                4,806
                                                                                               -------------

NET LOSS                                                                                       $       4,806
                                                                                               =============

LOSS PER COMMON SHARE                                                                          $      .0007
                                                                                               ============

WEIGHTED AVERAGE COMMON
     SHARES OUTSTANDING                                                                            7,000,000
                                                                                               =============



                           LEXICON UNITED INCORPORATED
                          (A DEVELOPMENT STAGE COMPANY)
                STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY

                          FOR THE PERIOD JULY 17, 2001
                      (DATE OF INCEPTION) TO JULY 31, 2001




                                                                                                        Deficit
                                                                                                      Accumulated
                                                        Common Stock               Additional         During the
                                                      $.001 Par Value               Paid-In           Development
                                                  Shares           Amount           Capital             Stage
Balances, July 17, 2001                             -          $    -            $   -                $    -

   Issuance of Common Stock                     7,000,000           7,000            63,000                -

   Net Loss for the Period                          -               -                -                      (4,806)
                                                 --------      ----------        ----------           ------------

Balances - July 31, 2001                        7,000,000      $    7,000        $   63,000           $     (4,806)
                                              ===========      ==========        ==========           =============



                           LEXICON UNITED INCORPORATED
                          (A DEVELOPMENT STAGE COMPANY)

                             STATEMENT OF CASH FLOWS

                          FOR THE PERIOD JULY 17, 2001
                      (DATE OF INCEPTION) TO JULY 31, 2001






CASH FLOWS FROM OPERATING ACTIVITIES
     Net Loss                                                $    (4,806)
     Adjustments to Reconcile Net Loss to
         Net Cash Used in Operating Activities:
              Changes in Assets and Liabilities:
                  Increase in Accrued Expenses                     4,806
                                                             -----------

     NET CASH USED IN OPERATING ACTIVITIES                          -
                                                             -----------

CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from Issuance of Common Stock                       70,000
                                                             -----------

     NET CASH PROVIDED BY
         FINANCING ACTIVITIES                                     70,000
                                                             -----------

NET INCREASE IN CASH                                              70,000

CASH - Beginning of Period                                          -
                                                             -----------

CASH - End of Period                                         $    70,000
                                                             ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
   INFORMATION:
     Cash Paid During the Period for Interest                $    -
                                                             ===========

     Cash Paid During the Period for Income Taxes            $    -
                                                             ===========

                           LEXICON UNITED INCORPORATED
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                                  JULY 31, 2001



1.       BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         On July 17, 2001, Lexicon United Incorporated (the "Company"), was incorporated under the laws of the State of Delaware. The Company is seeking entities to acquire or merge with, in order to complete its business plan.


     LIQUIDITY AND CAPITAL RESOURCES

         The Company remains in the development stage and for the period July 17, 2001 (date of inception) to July 31, 2001, has experienced no significant change in liquidity, capital resources or stockholders' equity other than the receipt of proceeds for its operating expenses. Substantially all of such funds have been used to pay expenses incurred by the Company.

         The Company intends to seek to carry out its plan of business of seeking to complete a merger or business acquisition transaction. In order to do so, it will require additional capital to pay ongoing expenses.


     RESULTS OF OPERATIONS

         During the period July 17, 2001 (date of inception) to July 31, 2001, the Company has engaged in no significant operations other than the acquisition of capital for general and administrative expenses and registration of its securities under the Securities Exchange Act of 1934. During this period, the Company received no operating revenues. General and administrative expense consists primarily of professional fees.


     NEED FOR ADDITIONAL FINANCING

         The Company's existing capital will not be sufficient to meet the Company's cash needs, including complying with its continuing reporting obligation under the Securities Exchange Act of 1934. Accordingly, additional capital will be required.


STATEMENT OF CASH FLOWS

         The Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents. During the period July 17, 2001 (date of inception) to July 31, 2001, the Company paid no interest or taxes.

                           LEXICON UNITED INCORPORATED
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                                  JULY 31, 2001


1.       BUSINESS  DESCRIPTION  AND SUMMARY OF SIGNIFICANT  ACCOUNTING  POLICIES
         (Continued)


     START-UP COSTS

         The Company adopted the provisions of the American Institute of Certified Public Accountants' Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities". SOP provides guidance on the financial reporting of start-up and organization costs and requires such costs to be expensed as incurred.

     The start-up costs consist principally of professional and consulting fees.


     NET LOSS PER COMMON SHARE

         The net loss per common share is computed by dividing the net loss for the period by the weighted average number of shares outstanding at July 31, 2001.


     USE OF ESTIMATES

         The preparation of the accompanying financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.


     INCOME TAXES

         The Company is currently in a development stage and has not yet commenced an active trade or business. The Company did not provide any current or deferred federal or state income tax provision or benefit for any of the periods presented because to date, as it has experienced operating losses.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS.

Exhibit
Number                     Description

2.1                        Certificate of Incorporation

2.2                        Bylaws

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                           LEXICON UNITED INCORPORATED


                                        By:/s/ Jeffrey G. Nunez
                                           --------------------
                                           Jeffrey G. Nunez
                                           President and Treasurer


August 28, 2001